Exhibit 23.1

The Board of Directors

SMART Technologies Inc.

We consent to the use of our report dated May 18, 2011, on the consolidated financial statements of SMART Technologies Inc. which comprise the consolidated balance sheets as at March 31, 2011 and March 31, 2010, the consolidated statements of operations, shareholders’ deficit and cash flows for each of the years in the three-year period ended March 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, incorporated by reference herein, which report appears in the 2011 Annual Report to Shareholders of SMART Technologies Inc. included in the annual report on Form 40-F of SMART Technologies Inc. for the fiscal year ended March 31, 2011.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 18, 2012